EX. 16.1
[AMISANO HANSON LETTERHEAD]
February 13, 2007
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A
Dear Ladies and Gentlemen:
We are the former independent auditors for Xcorporeal, Inc. (the “Company”). We have read the Company’s disclosure in the section “Changes In Registrant’s Certifying Accountant” as included in Section 4.01 of the Company’s 8K dated February 13, 2006 and are in agreement with the disclosure in that section, insofar it pertains to our firm. We have no basis to agree or disagree with other statements of the Company contained in that section or elsewhere in the 8K, as referred to above.

Yours very truly,
/s/ AMISANO HANSON
     AMISANO HANSON